VRI
BioMedical

03003542

16 January 2003

RECEIVED
SEC MAIL PROCESSING SECTION
JAN 30 2003
WASH. D.C.
181

SUPPL

Securities and Exchange Commission
Judiciary Plaza, 450 Fifth Street
Washington DC 20549
UNITED STATES OF AMERICA

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Re: File Number 82-34683-VRIBY

Please see attached provided pursuant to Section 12g3-2(b) – file number 82-34683.

Yours faithfully

John Frame
Company Secretary

Sydney Unit
Microbiology and Immunology
School of Biotechnology and
Biomolecular Science
University of New South Wales
UNSW Sydney 2052
Phone: (61 2) 9385 1593
Fax: (61 2) 9385 1285

VRI BioMedical Limited
ACN 084 464 193 ABN 97 084 464 193
Level 11, The BGC Centre, 28 The Esplanade, Perth WA 6000
PO Box Z5229, St Georges Terrace, Perth WA 6831
Australia
Phone: (61 8) 9321 3655
Fax: (61 8) 9321 3650
www.vribiomedical.com

Newcastle Unit
Level 4, David Maddison Clinical
Sciences Building
Cnr King and Watts Streets
Newcastle NSW 2300
Phone: (61 2) 4923 6581
Fax: (61 2) 4923 6205

82-34683

VRI BioMedical

Facsimile

To:	AUSTRALIAN STOCK EXCHANGE – COMPANY ANNOUNCEMENTS OFFICE	From:	JOHN FRAME
Fax:	1300 300 021	Pages:	9
Phone:		Date:	17/01/2003
Re:	APPENDIX 3Y	CC:	

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

Enclosed Appendix 3Y – Change in Director's Interest Notices for 4 Directors of VRI Biomedical Limited for release.

VRI BioMedical Ltd
ACN 084 464 193 ABN 97 084 464 193
Level 11, The BGC Centre
28 The Esplanade, Perth
Phone: (08) 9321 3655 Fax: (08) 9321 3650
www.vribiomedical.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**VRI BIOMEDICAL LIMITED**
ABN	**97 084 464 193**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN FRANCIS CADE
Date of last notice	Appendix 3X – 3rd January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	9 January 2003
No. of securities held prior to change	267,000 listed Ordinary Shares (VRI) 106,800 listed Options over Ordinary Shares (VRIO) 300,000 employee options exercisable at $0.75 per ordinary share expiring 23 November 2006 (VRIAK)
Class	Ordinary Shares (VRI) Options over Ordinary Shares (VRIO) Employee Options (VRIAK)
Number acquired	8,333 listed Ordinary Shares (VRI)
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,000

+ See chapter 19 for defined terms.

No. of securities held after change	275,333 listed Ordinary Shares (VRI) 106,800 listed Options over Ordinary Shares (VRIO) 300,000 employee options exercisable at $0.75 per ordinary share expiring 23 November 2006 (VRIAK)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acceptance of shares under Share Purchase Plan to shareholders at $0.60 per Ordinary Share

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**VRI BIOMEDICAL LIMITED**
ABN	**97 084 464 193**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	KIM ROBERT SLATYER
Date of last notice	Appendix 3X – 3rd January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Trivenia Pty Ltd As trustee for the Kim Robert Slatyer Trust – Director
Date of change	9 January 2003
No. of securities held prior to change	8,920,000 listed Ordinary Shares (VRI) 3,600,001 listed Options over Ordinary Shares (VRIO)
Class	Ordinary Shares (VRI) Options over Ordinary Shares (VRIO)
Number acquired	8,333 listed Ordinary Shares (VRI)
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,000
No. of securities held after change	8,928,333 listed Ordinary Shares (VRI) 3,600,001 listed Options over Ordinary Shares (VRIO)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acceptance of shares under Share Purchase Plan to shareholders at $0.60 per Ordinary Share

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**VRI BIOMEDICAL LIMITED**
ABN	**97 084 464 193**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	KENNETH PETER BAXTER
Date of last notice	Appendix 3X – 3rd January 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Baxter & Associates Pty Ltd - Director
Date of change	9 January 2003
No. of securities held prior to change	Baxter & Associates Pty Ltd :- 2,500 listed Ordinary Shares (VRI) 7,200 listed Options over Ordinary Shares (VRIO) Kenneth Peter Baxter :- 9,000 listed Ordinary Shares (VRI) 13,600 listed Options over Ordinary Shares (VRIO) 300,000 employee options exercisable at $0.75 per ordinary share expiring 23 November 2006 (VRIAK)
Class	Ordinary Shares (VRI) Options over Ordinary Shares (VRIO) Employee Options (VRIAK)
Number acquired	6,666 listed Ordinary Shares (VRI) Baxter & Associates Pty Ltd

+ See chapter 19 for defined terms.

Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,000
No. of securities held after change	Baxter & Associates Pty Ltd :- 9,166 listed Ordinary Shares (VRI) 7,200 listed Options over Ordinary Shares (VRIO) Kenneth Peter Baxter :- 9,000 listed Ordinary Shares (VRI) 13,600 listed Options over Ordinary Shares (VRIO) 300,000 employee options exercisable at $0.75 per ordinary share expiring 23 November 2006 (VRIAK)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acceptance of shares under Share Purchase Plan to shareholders at $0.60 per Ordinary Share

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**VRI BIOMEDICAL LIMITED**
ABN	**97 084 464 193**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	LEON IVORY
Date of last notice	Appendix 3X - 3rd January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shareholding of Ivory and Co Pty Ltd as trustee for The Ivory Trust Director
Date of change	9 January 2003
No. of securities held prior to change	9,000,000 Listed Ordinary Shares (VRI) 3,600,001 Listed Options over Ordinary Shares (VRIO)
Class	Listed Ordinary Shares (VRI) Listed Options over Ordinary Shares (VRIO)
Number acquired	8,333 listed Ordinary Shares (VRI)
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,000
No. of securities held after change	9,008,333 Ordinary Shares (VRI) 3,600,001 Options over Ordinary Shares (VRIO)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acceptance of shares under Share Purchase Plan to shareholders at $0.60 per Ordinary Share

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

VRI
BioMedical

Facsimile

To:	AUSTRALIAN STOCK EXCHANGE – COMPANY ANNOUNCEMENTS OFFICE	From:	JOHN FRAME
Fax:	1300 300 021	Pages:	10
Phone:		Date:	7/01/2003
Re:	APPENDIX 3B	CC:	

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

Enclosed – Appendix 3B – application for quotation of ordinary shares in terms of Share Purchase Plan.

Yours sincerely

John Frame
Company Secretary

VRI BioMedical Ltd
ACN 084 464 193 ABN 97 084 464 193
Level 11, The BGC Centre
28 The Esplanade, Perth
Phone: (08) 9321 3655 Fax: (08) 9321 3650
www.vribiomedical.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

VRI BioMedical Limited

ABN

97 084 464 193

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	854,970
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary fully paid shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.60 per ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued in terms of Share Purchase Plan announced on 3rd December 2002.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7th January, 2003.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	59,371,303	VRI – Ordinary Fully Paid Shares
		23,373,768	VRIO – Options expiring 6/3/06 exercisable at 75 cents

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,134,098	VRIAK – Options expiring 23/11/06 exercisable at 75 cents
		300,000	VRIAM – Options expiring 13/6/07 exercisable at 75 cents
		1,584,000	VRIAO – Options expiring 13/10/05 exercisable at 50 cents
		300,000	VRIAS – Options expiring 22/8/07 exercisable at 75 cents

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We ~~warrant that~~ they are (will be) true and complete.

Sign here: .... Date: 7 January 2003
(Director/~~Company secretary~~)

Print name: LEON IVORY

82-34683

FAXED 20/12/02 1:05pm

VRI BioMedical

Facsimile

To:	Company Announcements Office	From:	John Frame
Fax:	1300 300 021	Pages:	3
Phone:		Date:	20th December 2002.
Re:	VRI BioMedical Limited	CC:	

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

Subject:

Continuous Disclosure – Founder Shareholder Update

VRI
BioMedical

20th December 2002

Founder Shareholder Update

VRI BioMedical Limited (VRI or the Company) wishes to inform the market in view of the recent trading in the Company's shares, the plans of its founders and promoters in relation to the shares they hold that have recently come out of escrow.

The following shares of VRI's founding shareholders came out of escrow on 14th December 2002:

Holder	No of shares
Australian Heritage Group Limited (AHT)	8,333,333
Leon Ivory (Ivory & Co Pty Ltd)	8,839,799
Kim Slatyer (Trivenia Pty Ltd)	8,839,799
Robert Clancy (Maktram Pty Ltd)	8,999,999

Due to the effect of recent trading on the Company's share price, the Company has taken steps to ensure a managed approach is taken in respect of the founding shareholders' shares in the Company. As a result, the following arrangements have been put in place (subject to any regulatory consents, exemptions or approvals that may be required to be obtained):

- Maktram has advised the Company that it needs to sell a further 3,000,000 of its VRI shares but has agreed to co-operate with the Company to place the 3,000,000 shares in an orderly manner designed to have minimal impact on the market for the Company's shares by 28 February 2003. Maktram has agreed not to enter the market in any way prior to 28 February. If the 3,000,000 shares are not placed by 28 February then Maktram will provide the Company with an opportunity to suggest alternative methods for Maktram to dispose of the shareholding that will not have the negative impact on the share price seen on 16 December.

  Maktram and Robert Clancy are confident of the Company's future prospects and have advised the Company that Maktram has no current intention to sell any of the 5,679,000 balance of its shareholding.

- Leon Ivory and Kim Slatyer have agreed to enter voluntary escrow agreements binding them to not dispose of any of their shares for a further 12 month period unless placements to strategic investors in lines of more than 1 million shares can be effected at or around the prevailing market price. The voluntary escrow of Slatyer and Ivory will be enforced by a holding lock on the respective shareholdings.

- AHT re-affirms its commitment to the company and is enthusiastic about VRI's plans for the next 12 months. If AHT disposes of any of its VRI shareholding it will do so in consultation with the Company so as to have as minimal effect on the Company's share price as is possible. AHT stresses that if it disposes of any of it's shareholding it in no way should be read as any criticism of, or concern with, VRI. AHT is an investment bank and therefore is in the business of making early investments and exiting those investments profitably when the opportunity arises.

The Company is acutely aware that the founder and promoter shares represent a substantial proportion of the Company's issued capital. The Company has received enquiries from local and foreign institutional investors in relation to securing reasonable equity positions in the Company. The Company is committed to assist in placing locally and overseas (including through the recently established Level One ADR Programme in the USA), any founder and promoter shares in an orderly manner to strategic investors without adversely impacting the market in the company's shares.

For further information please contact either:

Leon Ivory, Executive Chairman or John Frame, Company Secretary on (08) 9321 3655

82-34683

VRI BioMedical

Facsimile

To:	Company Announcements Office	From:	John Frame
Fax:	1300 300 021	Pages:	2
Phone:		Date:	24/12/2002
Re:	VRI BioMedical Limited	CC:	

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

- **This document and any following pages are confidential, may contain legally privileged information and are intended solely for the named addressee. If you receive this document in error please destroy it and please let us know.**

Subject: Continuous Disclosure – Share Purchase Plan update

VRI BioMedical

VRI BioMedical Limited (VRI) – Share Purchase Plan

VRI's Share Purchase Plan, announced on 3 December 2002, closed at 5.00pm yesterday, 23 December 2002. Shares will be allotted on 31 December 2002 or as soon as possible after that date.

The Plan was underwritten to the extent of $2,000,000. As the Plan was under-subscribed, the underwriters will be allocated shares in accordance with the underwriting terms. Firm underwriters will be paid a fee of 4%, and general underwriters a fee of 3%, of the amounts they agreed to underwrite.

The funds raised under the Plan will be used to scale up production of ProBio PCC™ and to allow additional working capital for the company to expand its distribution of products into new markets.

For further information contact Leon Ivory, Executive Chairman on (08) 9321 3655 or 0419428264.

82-34683

Faxed
9:00 AM
20/12/02.

VRI
BioMedical

Facsimile

To:	Company Announcements Office	From:	John Frame
Fax:	1300 300 021	Pages:	9.
Phone:		Date:	20/12/2002
Re:	VRI BioMedical Limited	CC:	

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

Subject:

Appendix 3B

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

VRI BioMedical Limited

ABN

97 084 464 193

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)		

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ✓ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	38,045,097 Ordinary Shares (VRI) 15,218,042 Options expiring 6 March 2006 exercisable at 75 cents (VRIO)
39	Class of +securities for which quotation is sought	VRI – ordinary shares fully paid VRIO – options expiring 6 March 2006 exercisable at 75 cents
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	End of restriction period

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
58,516,333	VRI – Ordinary shares fully paid
23,373,768	VRIO – Options exp 6/3/06 exercisable at 75 cents

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 20/12/02
(Director/Company secretary)

Print name: LEON IVORY

== == == == ==

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.